Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement No. 3 relating to the

Mandatory Exchangeable Senior Notes dated May 1, 2009)

March 14, 2012

             Units

[7.25]% Mandatory Exchangeable Senior Notes, due September     , 2012

(Exchangeable for Common Shares of Rackspace Hosting, Inc.)

This pricing supplement, the accompanying product supplement relating to the Mandatory Exchangeable Senior Notes, the accompanying Series L prospectus supplement, and the accompanying prospectus, should be read together. Terms used herein have the meanings given to them in the accompanying product supplement, unless the context requires otherwise.

The Mandatory Exchangeable Senior Notes offered by this pricing supplement, which we call the “notes,” have the terms described in the accompanying product supplement, as supplemented by the following:

Interest Rate: The notes accrue interest at a fixed rate of [7.25]% per annum.

Interest Payment Dates: on June     , 2012 and the Maturity Date.

Minimum Denomination: The notes are issued in minimum denominations of $[250,000] (             units (as defined below) of the notes), and increments of one unit in excess of $[250,000].

Initial Index Stock Price: $    .             per share was established on the pricing date.

Principal Amount: Each $    .             in principal amount of the notes constitutes one “unit” of the notes. Accordingly, the aggregate principal amount of the notes corresponds to              units of the notes.

Index Stock and Index Stock Issuer: Common shares of Rackspace Hosting, Inc. (ticker: RAX).

Pricing Date: March     , 2012.

Issue Date: March     , 2012.

Final Valuation Date: September     , 2012.

Final Valuation Period: Not Applicable.

Maturity Date: September     , 2012.

Base Exchange Ratio: Initially equal to one; may be adjusted for certain corporate events relating to the Index Stock.

Initial Price Level: $    .            , which is the product of the Initial Index Stock Price and the initial Base Exchange Ratio.

Target Price Level: $    .            , which is [120]% of the Initial Price Level.

•	The notes are our unsecured senior notes. The notes are not principal protected.

•	Your return at maturity primarily depends on the performance of the Index Stock.

•	If the Final Price Level is less than the Initial Price Level, you will receive an amount of Index Stock or cash worth less than the principal amount of your notes.

•	The Base Exchange Ratio may be adjusted for certain corporate events relating to the Index Stock Issuer.

•

The maturity of the notes may be accelerated under the limited circumstances described in this pricing supplement and the accompanying product supplement, including if the market price of the Index Stock substantially declines.

•	Prior to maturity, the notes may not be redeemed at our option or repaid at your option.

•	The notes will not be listed on any securities exchange.

•

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as a principal for your account. MLPF&S will purchase the notes from us on the issue date at a price equal to 100% of their principal amount.

Our notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page S-11 of the accompanying product supplement. You may lose some or all of your investment in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement, the accompanying Series L prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Index Stock Issuer did not participate in the preparation of this pricing supplement, will not receive any of the proceeds from this offering, and will not have any obligation to make any payments to you.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March     , 2012.

BofA Merrill Lynch

DESCRIPTION OF THE NOTES

General

The notes are senior notes issued under the senior indenture, which we describe more fully in the accompanying Series L prospectus supplement. The following description of the notes supplements the description of the general terms and provisions of the notes set forth in the accompanying prospectus, Series L prospectus supplement and product supplement no. 3 relating to the Mandatory Exchangeable Notes, under the heading “Description of the Notes.”

The notes will mature on September     , 2012, subject to acceleration as described in the product supplement.

Prior to maturity, the notes are not redeemable by us or repayable at the option of any holder.

The CUSIP number for the notes is             .

The notes will not be listed on any securities exchange.

Interest

The notes bear interest from March     , 2012 at [7.25]% per annum of the principal amount. Interest is payable quarterly in arrears on each Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

Payment at Maturity

Unless the maturity of the notes has been accelerated, on the scheduled maturity date, we will deliver to you shares of the Index Stock, or at our option, the cash equivalent of those shares. For each unit of the notes you hold, unless we exercise our option to pay you in cash, you will receive a number of shares of the Index Stock equal to the Final Exchange Ratio.

The Final Exchange Ratio will be the lesser of:

•	the Base Exchange Ratio on the Final Valuation Date; and

•	the product of the Base Exchange Ratio on the Final Valuation Date and a fraction, the numerator of which is the Target Price Level and the denominator of which is the Final Price Level.

The Base Exchange Ratio and the calculation of the Final Exchange Ratio may be adjusted for certain corporate events. See the section entitled “Description of the Notes—Dilution and Reorganization Adjustments” in the accompanying product supplement.

At our option, on the scheduled maturity date, instead of delivering shares of the Index Stock, we may pay to you a cash amount. The amount of cash that you will receive for each unit of the notes will be equal to the lesser of:

•	the Final Price Level; and

•	the Target Price Level.

THE INDEX STOCK

The Index Stock Issuer’s Business

Rackspace Hosting, Inc. delivers websites and web-based IT systems, and provides related services. The company’s principal executive offices are located at Texas.

Historical Data on the Index Stock

The following table sets forth the high, low, and period-end closing prices of the Index Stock. We obtained the prices shown below from Bloomberg L.P., without independent verification. According to the Index Stock Issuer’s most recent Annual Report on Form 10-K, there were 131,960,849 shares of the Index Stock outstanding. The Index Stock trades on the New York Stock Exchange under the symbol “RAX.”

We have provided this historical information to help you evaluate the behavior of the Index Stock in recent periods. However, it is not possible to predict how the Index Stock will perform in the future.

	High Closing Price	Low Closing Price	Period-End Closing Price
2009
Quarter
First	7.81	4.38	7.49
Second	14.50	7.37	13.86
Third	18.33	12.24	17.06
Fourth	23.06	16.75	20.85
2010
Quarter
First	23.09	17.11	18.73
Second	20.80	15.51	18.34
Third	26.11	16.46	25.98
Fourth	31.74	22.45	31.41
2011
Quarter
First	43.01	29.78	42.85
Second	46.19	38.24	42.74
Third	45.78	31.49	34.14
Fourth	45.16	31.49	43.01
2012
Quarter
First (through March 13, 2012)	55.45	41.66	54.98

U.S. FEDERAL INCOME TAX TREATMENT OF THE NOTES

The following general description of the material U.S. federal income tax considerations applicable to the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury (the “Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The following summary is not complete and is subject to the qualifications and limitations set forth in the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus, which you should carefully review prior to investing in the notes. The following section supplements and, to the extent inconsistent with, supersedes the discussion of U.S. federal income taxation in the accompanying prospectus supplement and prospectus. The following section supersedes the discussion of U.S. federal income taxation in the accompanying product supplement in its entirety. It applies only to those U.S. Holders and Non-U.S. Holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as income-bearing single financial contracts linked to the Index Stock that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive the stated periodic interest payments as well as, at maturity, a number of shares of Index Stock and/or an amount in cash linked to the value of the Index Stock. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute income-bearing single financial contracts linked to the Index Stock for U.S. federal income tax purposes. If the notes did not constitute income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this product supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

U.S. Holders

Stated Periodic Interest Payments. Although the U.S. federal income tax treatment of stated periodic interest payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the stated periodic interest payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the stated periodic interest payments as described in the preceding sentence.

Sale or Exchange Prior to Maturity. Upon sale or exchange of the notes prior to the stated maturity date, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized (other than any amounts representing accrued stated periodic interest payments, which would be taxed as described above under “—Stated Periodic Interest Payments”) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. The deductibility of capital losses is subject to limitations.

Settlement at Maturity. If the notes are settled by physical delivery of a number of shares of the Index Stock at maturity, although no assurances can be provided in this regard, a U.S. Holder may generally expect not to recognize gain or loss upon settlement and any cash payment of accrued and unpaid interest would be taxed as described above under “—Stated Periodic Interest Payments.” However, a U.S. Holder would generally be required to recognize gain or loss, if any, with respect to any cash received in lieu of fractional shares, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to those fractional shares. Any such gain or loss would be treated as capital gain or loss. A U.S. holder’s tax basis in the shares of Index Stock delivered would generally equal its tax basis in the notes. A U.S. Holder’s holding period for the shares of Index Stock delivered would begin on the day immediately following the maturity date. If a U.S. Holder receives cash instead of shares of Index Stock upon settlement at maturity, such U.S. Holder will generally be taxed in the same manner as described above under “—Sale or Exchange Prior to Maturity.”

Possible Alternative Tax Treatments of an Investment in the Notes. Alternative U.S. federal income tax characterizations of the notes are possible, which, if applicable, could significantly affect the timing and the character of a U.S. Holder’s income or loss.

For example, the IRS could seek to subject the notes to special rules governing short-term debt obligations. A U.S. holder that is a cash method taxpayer generally will be required to include the stated periodic interest payments in income at the time it is paid. A U.S. who uses the accrual method of accounting generally should be required to accrue any original issue discount on a note on a straight-line basis. Upon the sale or maturity of the notes, a U.S. holder using either method of accounting generally should recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or maturity of the notes and such holder’s tax basis in the notes.

In addition, it is also possible that the notes could be treated as a unit consisting of a deposit and a forward contract or as a notional principal contract.

Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes.

The IRS released a notice that may affect the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the notice may extend to instruments similar to the notes. According to the notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. Unless stated otherwise in the supplement, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including the periodic stated interest payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of stated periodic interest payments made. We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts representing accrued stated periodic interest payments which would be subject to the rules discussed in the previous paragraph) from the sale or exchange of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 days or more during the taxable year of the sale, exchange, or retirement and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the United States and if periodic stated interest payments and gain realized on the sale, exchange, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such periodic stated interest payments and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “U.S. Holders” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.